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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)

                                The JPM Company
- ------------------------------------------------------------------------------
                               (Name of Issuer)

         The JPM Company, Common Stock par Value $ .000067 per share.
- ------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 #465933-10-9
            -------------------------------------------------------
                                (CUSIP Number)

     William Baker, The JPM Company, Route 15 North, Lewisburg, PA 17837,
                                (717) 524-8200
- ------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  May 3, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 SCHEDULE 13D

- -----------------------                                  ---------------------
 CUSIP No. 465933-10-9                                     Page 2 OF 6 Pages
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James P. Mathias
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(a)
                                                                    [_]
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States of America
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,042,500

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,042,500

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,150,191
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

                                                                    [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13

      20.1%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PREFERRED STOCK EXCHANGE AGREEMENT

The JPM Company
Route 15 North
Lewisburg, PA 17837

Gentlemen:

     The undersigned trustee acknowledges that he has received and reviewed a copy of the Prospectus dated April 30, 1996 relating to the offering: (a) by the underwriters named therein (the "Underwriters") of 2,100,000 shares of Common Stock (the "Underwritten Shares") of The JPM Company (the "Company"), of which 1,876,800 shares are being sold by the Company and 223,200 shares are being sold by certain shareholders of the Company (the "Selling Shareholders") and (b) by the Company of 232,635 shares of Common Stock (the "Exchange Shares"). The Company is offering the Exchange Shares through its officers on a best efforts basis on the terms and in the manner described in the Prospectus under the caption "Certain Transactions--Preferred Stock Exchange and Redemption."

     1. EXCHANGE. Subject to the terms and conditions hereof, the undersigned trustee hereby agrees to exchange the 17,700 shares of the Company's Class A Preferred Stock (the "Preferred Shares") owned of record by The Trust of James
P. Mathias (the "Trust") for 77,691 Exchange Shares. The undersigned trustee acknowledges that the number of Exchange Shares being offered in exchange for the Preferred Shares (the "Trust Exchange Shares") has been calculated by multiplying the number of Preferred Shares owned by the Trust by $32.92, the price per share at which such Preferred Shares are redeemable by the Company, and dividing the product so determined by $7.50, the initial public offering price for the Underwritten Shares. The trustee is hereby delivering to the Company a certificate or certificates representing the Preferred Shares, duly endorsed for transfer, against delivery by the Company of a certificate registered in the name of the Trust representing the Trust Exchange Shares.

     2. REPRESENTATIONS OF THE TRUST. On behalf of the Trust, the undersigned trustee represents and warrants to the Company as follows:

          a. The Trust is the record and beneficial owner of the Preferred Shares, free and clear of all liens, encumbrances or restrictions of any kind;

          b. The execution and delivery of this agreement and the consummation of the exchange contemplated hereby does not violate any provision of the Declaration of Trust pursuant to which the Trust was created or any agreement, document or other instrument or obligation to which the Trust is a party or by which the Trust or any of the Preferred Shares is bound or affected; and

          c. The Trust acknowledges and understands that the Company is redeeming

58,840 shares of the Company's Class A Preferred Stock, with respect to which no exchange offer is being made, for cash in the amount of $32.92 per share and that, if the Trust did not accept the exchange described in the Prospectus and in this agreement, the Company would also have redeemed the Preferred Shares owned by the Trust for cash in the amount of $32.92 per Preferred Share.

     3. RESTRICTIONS ON TRANSFERABILITY OF THE EXCHANGE SHARES. In consideration of the Company's agreement to exchange the Preferred Shares for the Trust Exchange Shares, the Trust hereby agrees to the following restrictions on transferability of the Trust Exchange Shares:

          a.       Without the prior written consent of Janney
Montgomery Scott Inc. and Advest Inc., as representatives of the Underwriters (the "Representatives"), the Trust will not, at any time from the effective date (the "Effective Date") of the Company's registration statement on Form S-1 filed with the Securities and Exchange Commission (the "SEC"), as the same may be amended, pursuant to which the Exchange Shares were registered under the Securities Act of 1933, as amended (the "Act"), and for a period of 180 days thereafter, directly or indirectly offer to sell, sell, contract to sell or otherwise transfer or dispose of, any of the Trust Exchange Shares (otherwise than in private transactions to the spouse, children, descendants, parents or grandparents of the beneficiaries of the Trust or to another trust for the benefit of the beneficiaries of the Trust or any of their respective spouses, children, descendants, parents or grandparents, provided that each such transferee agrees in writing to be bound by the provisions of this Section 3). The Trust further agrees that, without the prior written consent of the Representatives, the Trust will not exercise any demand, mandatory, piggyback, optional or any other registration rights with respect to the Trust Exchange Shares for a period of 180 days from the Effective Date.

          b. During the period commencing 180 days after the Effective Date, the Trust agrees that it will not sell any Trust Exchange Shares if and to the extent that such Trust Exchange Shares, if they constituted "restricted securities" as defined in Rule 144(a)(3) promulgated by the SEC under the Act, could not be sold in accordance with the volume limitations set forth in Rule 144(e), as such Rule may be amended from time to time.

          c. The Trust acknowledges and agrees that the Representatives are intended third party beneficiaries of the provisions of this Section 3 and that they shall be permitted to enforce any violation hereof as if they were parties hereto.

     IN WITNESS WHEREOF, the undersigned has executed this Agreement as of this ____ day of May, 1996.

                                          THE JAMES P. MATHIAS TRUST


                                          By:_____________________________
                                               Bruce M. Eckert, Trustee




                      CONSENT OF SETTLOR AND BENEFICIARIES

     The undersigned settlor and beneficiaries of The James P. Mathias Trust hereby consent to and approve the execution and delivery of the Preferred Stock Exchange Agreement to which this Consent is attached by the trustee of the Trust on behalf of the Trust.

     IN WITNESS WHEREOF, the undersigned have executed this Consent as of this ___ day of May, 1996.


_____________________________        _______________________________________
James P. Mathias, Settlor and        Margaret P. Mathias, Income Beneficiary
Beneficiary of the Trust                      of the Trust



                                  ACCEPTANCE

     This Preferred Stock Exchange Agreement is hereby accepted as of this ____ day of May, 1996.

                                        THE JPM COMPANY


                                        By:_____________________________
                                             John H. Mathias, Chairman
                                             and Chief Executive Officer

SCHEDULE 13D            PAGE 3 OF 6 PAGES
JAMES P. MATHIAS

ITEM 1.  SECURITY AND ISSUER
         -------------------

     (a)  The JPM Company common stock par value $.000067 per share.

     (b)  The JPM Company
          Route 15 North
          Lewisburg, PA  17837

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

     (a)  James P. Mathias

     (b)  1906 Madison Avenue
          Lewisburg, PA 17837

     (c)  President
          The JPM Company

     (d) Mr. Mathias has not been convicted during the last five years in any criminal proceedings.

     (e) Mr. Mathias has not during the last five years been a party to any civil proceedings or administrative actions under federal or state securities laws.

     (f)  United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
        -------------------------------------------------

          Simultaneous with and separate from the underwritten offering of the Company, the Company offered to exchange shares of Common Stock for the 17,700 shares of Class A Preferred Stock owned by the James P. Mathias Trust, with the number of shares of Common Stock offered equal to the redemption price for such Class A Preferred Stock of $32.92 per share divided by the initial public offering price (the "Preferred Stock Exchange"). The purpose of the Preferred Stock Exchange was to eliminate the shares of Class A Preferred Stock without utilizing the net proceeds from the offering. In exchange for the 17,700 shares of Preferred Stock owned by the James P. Mathias Trust, the Company offered 77,691 shares of Common Stock. The shares being offered by the Company in the Preferred Sock Exchange are registered with the Securities and Exchange Commission under the Securities Act.

SCHEDULE 13D                             PAGE 4 OF 6 PAGES
JAMES P. MATHIAS

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

          (a) Mr. Mathias currently has no plans to purchase additional securities of the issuer or dispose of securities of the issuer.

          (b) At this time, Mr. Mathias has no plans or proposals relating to further extraordinary corporate transactions.

          (c) There are no current plans for the sale or transfer of a material amount of the assets of the issuer or any of its subsidiaries.

          (d) There are no current plans to change the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board.

          (e) There are no current plans for any material change in the present capitalization or dividend policy of the issuer.

          (f) Currently there are no other plans for material change in the issuer's business or corporate structure.

          (g) Currently there are no changes in the issuer's charter, bylaws, or other instruments which may impede the acquisition or control of the issuer by any person.

          (h) Currently there is no class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association.

          (i) Currently there is no class of equity securities of the issuer becoming eligible for termination of registration pursuant to
               Section 12(g)(4) of the Securities and Exchange Act of 1934.

          (j) Currently there are no plans for any other actions similar to those enumerated above.

SCHEDULE 13D                             PAGE 5 OF 6 PAGES
JAMES P. MATHIAS


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

     (a) James P. Mathias currently beneficially owns 1,150,191 shares of Common Stock, which represents 20.1% of the outstanding Company common stock, par value $.000067 per share. Of the 1,150,191 shares, 30,000 shares are held by Susan K. Mathias, the wife of James Mathias, 20,000 of which may be issued upon the exercise of stock options granted by the Company which are currently exercisable; 15,200 shares are held by each of Mr. Mathias' children, Blair Mathias and Jay Mathias; and 77,691 shares are owned by the James P. Mathias Trust, of which James
          P. Mathias is the residuary beneficiary but as to which he has no voting or dispositive power.

     (b) Mr. Mathias has the sole power to dispose of 1,042,500 shares. Mr. Mathias has no voting or dispositive power of the 30,000 shares owned by Susan K. Mathias or the 77,691 shares owned by the James P. Mathias Trust as to which Mr. Bruce M. Eckert shares voting and dispositive power as a trustee.

     (c) On April 30, 1996, the public offering of The JPM Company was effective. Upon the closing of the offering, the Company paid all cumulative dividends on the Company's Class A Preferred Stock. On April 30, 1996, the amount of such dividends paid on the Preferred Stock owned by the James P. Mathias Trust was $80,642.

     (d) Currently, Mr. Mathias is unaware of any other person known to have the right to receive or the power to direct the receipt of the proceeds from the sale of The JPM Company Securities.

     (e)  Not applicable.

ITEM 6.   CONTRACT, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER
          ---------------------------


          Currently, Mr. Mathias has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loans or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

SCHEDULE 13D                             PAGE 6 OF 6 PAGES
JAMES P. MATHIAS


ITEM. 7.  MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

          1.   Preferred Stock Exchange Ageement for the James P. Mathias Trust

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

- ------------------------      -------------------------------------------
          Date                           Signature

                                    James P. Mathias, President